Exhibit 99.4

CollPlant Appoints Medical Aesthetics Veteran Alisa Lask to Board of Directors

Rehovot, Israel, August 19, 2021 – CollPlant (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, announced the appointment of Alisa Lask to its Board of Directors. Ms. Lask is based in the United States and has held leadership roles in medical aesthetics at both Galderma and Allergan. She will be the seventh independent member of the CollPlant Board.

“Alisa brings a strong background in global strategy and marketing that will be very helpful to maximizing the value of co-developments with industry leaders in medical aesthetics and 3D bioprinting,” said Yehiel Tal, CEO of CollPlant. ” Alisa is an excellent addition to our Board. She has valuable insights and a diverse skill set that will play an integral role in our mission to help people live longer and better with products developed through our plant-based collagen technology platform.”

“CollPlant has been rapidly expanding its commercial partnerships with global leaders and I am delighted to join the Board of Directors during this exciting time. I look forward to contributing to CollPlant’s future growth and success as the company continues to innovate in the field of regenerative medicine, especially relating to aesthetics,” said Ms. Lask.

“CollPlant is committed to adding Board members with a track record of accomplishment and a strong strategic vision,” commented CollPlant’s Chairman, Dr. Roger J. Pomerantz. “We welcome Alisa Lask at this important stage of the Company’s growth to help leverage our strong R&D capabilities and external collaborations to develop innovative regenerative medicine products. “

Ms. Lask is the former Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan.  Earlier, she held strategic marketing positions at both Zimmer Biomet and Eli Lilly.  Ms. Lask received an M.B.A  from the University of Michigan and has a B.A. in marketing from Miami University, Oxford, Ohio.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

CollPlant recently entered a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information, visit http://www.collplant.com.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:
Eran Rotem
Deputy CEO & Chief Financial Officer
Tel: + 972-73-2325600/631
Email: Eran@collplant.com